4 1 NYSE 0001103183 *yiu4ees Director Spherion Corporation 914536 36-3536544 07/31/02 4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP [ ] Check this box if no longer subject to
Section 16. Form 4 or Form 5 obligations may continue. 1. Name and Address of Reporting Person(s) Victory, A. Michael (formerly Interim Services Inc.) 2050 Spectrum Boulevard Fort Lauderdale, FL 33309 2. Issuer Name and Ticker or Trading Symbol Spherion Corporation (SFN) 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Year 07/02 5. If Amendment, Date of Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [ ] 10% Owner [ ] Officer (give title below) [ ] Other (specify below) Director 7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1,3 and 7 through 11) ---------------
-----------------------------------------------------------------
---------------------------------------------------- 1)Title of
Derivative 3)Trans- 7)Title and Amount 8)Price 9)Number of 10)
11)Nature of Security action of Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or Security Beneficially or Ownership Number of Owned at I - Title Shares End of Month ---------------------------------------------
-----------------------------------------------------------------
---------------------- Deferred Stock Units 07/01/02 Common Stock
2,235.0000 0.0000 D Direct Deferred Stock Units 07/01/02 Common Stock 1,725.0000 1,725.0000 D Direct Non-Qualified Stock Option 07/01/02 Common Stock 5,000.0000 5,000.0000 D Direct (Right to
buy) Explanation of Responses: (1) Common stock acquired on the vesting of Deferred Stock Units (DSUs) on 7/1/02. (2) Deferred Stock Units (DSUs) awarded on 7/1/2002 will vest 100% on 7/1/2003. (3) Non-Qualified stock options granted 7/1/02 are exercisable 100% on 7/1/2003.
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned ----------------------------------------------
-----------------------------------------------------------------
--------------------- 1)Title of Security 2)Trans- 3.Trans-
4.Securities Acquired(A) 5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code V Amount D Price End of Month I -----------------------------------
-----------------------------------------------------------------
-------------------------------- Common Stock 07/01/02 M
2,235.0000 (1)A $0.0000 4,141.0000 D Direct Common Stock 610.0000
I by Spouse
Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1 through 6) ------------------------
-----------------------------------------------------------------
------------------------------------------- 1)Title of Derivative
2)Conversion 3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of
(D) Derivative Security Code V A D Exercisable Expiration -------
-----------------------------------------------------------------
------------------------------------------------------------
Deferred Stock Units $0.0000 07/01/02 M 2,235.0000 (1) 07/01/02
07/01/11 Deferred Stock Units $0.0000 07/01/02 A 1,725.0000
07/01/03 (2) 07/01/12 Non-Qualified Stock Option $11.6000
07/01/02 A 5,000.0000 07/01/03 (3) 07/01/12 (Right to buy)

SIGNATURE OF REPORTING PERSON /S/ Victory, A. Michael DATE
08/06/02